Exhibit 99.4

Annex A to the Board Nomination Form

DIRECTORS AND OFFICERS QUESTIONNAIRE

of

QIWI PLC

Date:

QUESTIONNAIRE FOR DIRECTORS AND OFFICERS

QIWI PLC

WHAT IS THIS?

•	Attached is a Questionnaire for Directors and Officers which shall be nominated for appointment to the office of Director of QIWI plc to be voted at the Annual General Meeting (“AGM”).

WHY IS THIS NECESSARY?

•	The following information is requested from you in connection with the screening for compliance with Regulation 95 of the Articles of Association of the Company of all candidacies to be nominated by the Company’s shareholders to be eligible for appointment (re-appointment) at the Annual General Meeting of the Company. The information requested in the Questionnaire is for your protection and that of the Company. Accordingly, great care should be exercised in the completion of this Questionnaire.

WHY AM I SIGNING THIS QUESTIONNAIRE?

•	Your signature at the end of this Questionnaire will constitute:

(i)	your consent to (A) the Company’s use of the information in this Questionnaire for Financial Industry Regulatory Authority, Inc. (“FINRA”) filings and correspondence, SEC reports and other filings, and NASDAQ documents and correspondence;

(ii)	your confirmation that your answers are true and correct, to the best of your knowledge and belief; and

(iii)	your agreement to notify the Company promptly of any change in the information contained herein, which occurs as a result of any development, including the passage of time, prior to the convening of AGM.

INSTRUCTIONS

•	It is very important that an answer be given for each question; if the answer to any question is “No,” “None” or “Not Applicable,” please so indicate. Where necessary, you may wish to continue your responses on a separate sheet attached hereto. Please type or print your answers.

•	Please promptly complete, sign and return this Questionnaire and return it to Mr. Philios Yiangou, the Deputy CEO of the Company:

QIWI plc	Tel: +357 22-65-33-90
Kennedy 12	Fax: + 357 22-76-09-18
Kennedy Business Center, 2nd floor	Email: corporatelawyer@qiwi.com
Nicosia, 1087
Cyprus

Unless stated otherwise, answers should be given as of the date you complete this Questionnaire. You should notify the Company immediately if there is any subsequent change in the information provided by you. Each descriptive response must include all of the information sought by the related question. If there is any response or underlying factual matter about which you are uncertain, please state the matter fully and include an additional explanation. If additional space is needed for your response to any question, please provide this information on an attached sheet and so indicate on this Questionnaire.

Should you have any questions about the Questionnaire, please contact the Company at the above details.

DEFINITIONS

The following terms, as used generally throughout this Questionnaire, have the following meanings:

The term “affiliate” means a person or entity that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, another person.

The term “associate”, when used to indicate a relationship with any person, means: (1) any corporation or organization (other than the Company or any of its subsidiaries) of which you are an officer, director, member or partner or of which you are, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar capacity, and (3) your spouse and any relative of you or your spouse who has the same home as you or who is a director or officer of the Company or any of its subsidiaries.

The term “Company’s current fiscal year” means the year ending December 31, 2018.

The term “Company’s last fiscal year” means the year ended December 31, 2017.

The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise. A company is presumed to control an entity if the company beneficially owns 10% or more of the outstanding voting equity securities of an entity that is a corporation or beneficially owns a partnership interest in 10% or more of the distributable profits or losses of an entity that is a partnership. A company is presumed to be controlled by a person or an entity if the person or entity, and persons associated with the entity, beneficially owns 10% or more of the outstanding voting securities of a company which is a corporation or beneficially owns a partnership interest in 10% or more of the distributable profits or losses of a company which is a partnership.

The term “interested party” means a shareholder holding five percent or more of the issued share capital of the Company or the voting rights in the Company, a person with authority to appoint one or more directors or the general manager (i.e., C.E.O.), and a person acting as director or general manager of the Company.

The term “officer” when used with reference to a company, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the company if they perform such policy making functions for the company.

The term “member” means any broker or dealer admitted to membership in FINRA.

The term “person associated with a member” of FINRA or the term “associated person of a member” of FINRA means every sole proprietor, partner, officer, director, or branch manager of any member, or any natural person occupying a similar status or performing similar functions or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration with FINRA. In addition, an organization of any kind is a “person associated with a member” or “associated person of a member” if its sole proprietor or any one of its general limited partners, officers, directors or branch managers is a “member,” “person associated with a member” or “associated person of a member.”

The term “subsidiary” means a corporation controlled by the Company, directly or indirectly, through one or more intermediaries.

Date completed:

Corporate/individual name:

Address:

Citizenship:

Residency:

Age and date of birth:

Telephone number:

Facsimile number:

Email address:

PART I - ELECTION AS A DIRECTOR OR OFFICER

A.	Did you, or do you currently, have any arrangement or understanding with any person pursuant to which you were or will be selected or appointed as a director or officer of the Company, or as a nominee for election as a director or officer of the Company (other than the understanding that you will fulfill the responsibilities of your position and will be entitled to certain compensation therefor)?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe the arrangement or understanding, naming the other person or persons with whom the arrangement was made:

B.	Are you related (by blood, marriage or adoption, not more remote than first cousin) or otherwise a family member (as defined below) of any interested party, director, officer or person nominated or chosen to become a director or officer of the Company or any of its subsidiaries?

For the purposes of this question, the term “family member” refers to a spouse, sibling, parent, grandparent or child, or a child, sibling or parent of a spouse, or a spouse of any of these family members.

ANSWER:            YES  ☐             NO  ☐

If “YES,” please explain:

C.	As a director or officer of the Company or as a person chosen to become a director or officer of the Company, do you consent to being named in the Company’ registration statements to be filed with an applicable authorities (if any)?

ANSWER:            YES  ☐             NO  ☐

D.	(FOR DIRECTORS ONLY) During the Company’s last fiscal year, did you attend all meetings of the board of directors of the Company? If your answer is “NO,” please indicate the date(s) of the meeting(s) you missed:

ANSWER:            YES  ☐             NO  ☐

Date(s) of meeting(s) missed:

E.	(FOR DIRECTORS ONLY) During the Company’s last fiscal year, did you attend all meetings of committees of the Company? If you did not attend all meetings during the last fiscal year, please indicate the date(s) of the meeting(s) you missed.

ANSWER:            YES  ☐             NO  ☐            NOT A MEMBER  ☐

Dates(s) of meeting(s) missed:

PART II - BIOGRAPHICAL INFORMATION

Please review the attached biography, Exhibit A and indicate whether it is currently accurate. Please return any changes with this Questionnaire. If no biography is attached, please provide one. While reviewing Exhibit A, please keep in mind the following:

Directors and Officers: Your biography should include (1) each position or office you have held with the Company; (2) the period (month and year) during which you served as director or officer for the Company and date of expiration of the current term of office, if applicable; (3) your principal occupations, business and experience and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such business or organization is a parent, subsidiary or other affiliate of the Company; (4) information regarding your membership on the Company’s audit, compensation, nominating and corporate governance or other committees, if applicable; and (5) the name of any accredited institution of higher learning from which you have received a degree or professional qualification and the nature of such degree or professional qualification.

Officers: Your biography should include a brief explanation of the nature of your responsibilities in connection with your prior positions, including information relating to your professional experience, and any current principal business activities you perform outside the Company.

Directors: Your biography should list any other directorships that you hold, or have held during the past five years, with any other company, including companies organized outside of the United States, naming such company. For any publicly held companies (i.e., corporations with debt or equity securities registered under, or subject to, the Securities Exchange Act of 1934, as amended and/or a company whose shares are listed for trading on a stock exchange, or have been offered to the public outside of the U.S., and are held by the public shareholders) or any registered investment companies of which you are a director, your biography should also indicate whether during the Company’s last fiscal year you served as a member of such other entity’s compensation committee or committee of the board performing similar functions.

A.	Is Exhibit A correct and complete?

ANSWER:	COMPLETE/CORRECT ☐	INCOMPLETE/INCORRECT ☐

If “INCOMPLETE/INCORRECT,” please indicate any additions or corrections in Exhibit A or attach a separate sheet to this Questionnaire.

PART III - SECURITIES HOLDINGS

Beneficial Ownership: You are the “beneficial owner” of a share of the Company if, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise you have or share the underlying benefits of ownership, or have the right to acquire such beneficial ownership within 60 days from the date set forth on the cover of this Questionnaire, including:

•	voting power, which includes the power to vote, or to direct the voting of, such share; and/or

•	investment power, which includes the power to dispose, or to direct the disposition, of such share.

Generally, the definition of beneficial owner will require you to list all shares of the Company that are:

•	registered in your name, including shares registered in your name as trustee, executor, custodian, pledgee, agent or nominee, either alone or with others;

•	registered in the name of a nominee or in street name, including any such shares held for the account of any of the above, if you have sole or shared voting or investment power of such shares;

•	held by an estate or trust in which you have an interest as legatee or beneficiary;

•	held by a corporation or other organization of which you are a director, officer, member or partner or of which you are, directly or indirectly, the beneficial owner of 5% or more of any class of equity securities; or

•	held in the name of your spouse, minor children and any relative of you or your spouse sharing the same home as you.

General Instructions: If you share ownership or voting or investment power for any shares with another person or entity, please list such shares separately from shares over which you do not share such ownership or power. Please indicate:

•	the type of ownership or power that is shared (i.e., sole voting power, shared voting power, sole investment power, shared investment power); and

•	the relationship giving you such ownership or power, the person or entity with whom ownership or power is shared, and any other relevant information, such as a general indication of your capacity as fiduciary, if any, and/or the name and nature of any party in whose name any shares are registered.

A.	Shares Owned: In the table below, please identify the issued and outstanding shares of the Company or of any of the Company’s parents or subsidiaries that you beneficially own as of the date of this Questionnaire.

Name and Address of Registered Holder	Type of Security	Number of Shares	Type of Ownership (trust, partnership, direct, personal, etc.)

B.	Options and Rights to Acquire Shares: In the table below, please identify shares of the Company or of any of the Company’s parents or subsidiaries that you have the right to acquire within 60 days from the date set forth on the cover page of this Questionnaire or any rights to acquire shares that are exercisable upon an initial public offering. Such acquisition of beneficial ownership could be (i) through the exercise of any option, warrant or right, (ii) through the conversion of a security or (iii) pursuant to the power to revoke a trust, discretionary account or similar arrangement or through the automatic termination of such arrangements.

Name and Address of Registered Holder	Type of Security	Number of Shares (issued or issuable)	Exercise Price (also, Purchase Price, if any)	Vesting Schedule (include grant and expiration dates)	Type of Ownership (trust, partnership, direct, personal, etc.)

C.	Disclaimer of Beneficial Ownership:

Do you wish to disclaim beneficial ownership of any of the shares reported above for purposes of the Company’ registration statements to be filed with an applicable authorities (if any)?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please provide the following information with respect to the person(s) who should be shown as the beneficial owner(s) of the shares in question.

Class of Stock	Number of Shares Beneficially Owned and Nature of Ownership	Name of Actual Beneficial Owner	Relationship of Such Person to You

You may wish to consult your legal or tax advisor regarding this disclaimer as it may be important in other contexts. For example, your reporting of the ownership of such shares might be construed as an admission of ownership for the purpose of ongoing reporting requirements.

D.	Arrangements by 5% Shareholders:

If you are the beneficial owner of more than 5% of the shares of the Company, state whether any of said securities have been pledged or otherwise deposited as collateral or are held or to be held subject to any voting trust or similar arrangement?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please state the amount held or to be held, the duration of the agreement, the names and addresses of the voting trustees, and outline briefly the voting rights and powers thereunder:

E.	Change in Control Arrangements: Are you, or to the best of your knowledge, any other person, a party to any arrangement, contractual or otherwise, including any pledge of securities of the Company, the operation of which may at a subsequent date result in a change of control in the Company?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe such arrangement:

F.	Voting Arrangements: Do you know of any voting trust or similar agreement or arrangement pursuant to which more than 5% of the shares of the Company are held or are to be held?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe such arrangement:

PART IV - TRANSACTIONS AND EMPLOYMENT AGREEMENTS WITH THE COMPANY

Please describe any transactions , including employment, consulting, service or similar agreements or loans entered into at any time since the beginning of the Company’s preceding three fiscal years up to the date of this Questionnaire, or any presently proposed transactions, between the Company or any of its affiliates, and:

•	you or a close member of your family;

•	an entity that directly or indirectly through one or more intermediaries, control or is controlled by, or are under common control with the Company;

•	an entity of which you or a close member of your family is a director or officer or an affiliate of such an entity;

•	an entity in which you or a close member of your family beneficially owns a 10% or greater interest in the voting power of the Company, or an affiliate of such an entity;

•	an entity in which you have the power to participate in the financial and operating policy decisions, even if such power does not amount to the ability to control such policies;

•	any partnership or firm of which you are or were a general partner or of which your limited partnership interest (either alone or together with other directors or officers of the Company and holders of more than 5% of shares or family members) is 10% or more;

•	any trust, custodianship or estate in which you have or had a substantial beneficial interest or as to which you serve or served as trustee, custodian, executor or in a similar fiduciary capacity;

•	any security holder who owns of record or beneficially 5% or more of the Company’s outstanding shares; or

•	another person in which you have a personal interest (for purposes of this section, “personal interest” refers to a personal interest in an act or transaction of the company or its affiliates, including a personal interest of your family member (as defined in Part I B) or of a corporate body in which you or a family member of yours has a personal interest, but excluding a personal interest arising from the fact of a shareholding in the Company).

Note:    For purposes of this section, “close member of your family” refers to any of your family members that may be expected to influence, or be influenced by you in your dealings with the Company, including, but not limited to, your spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.

Note:    No information need be given as to any transaction in which:

•	The interest arises solely in your capacity as an officer and/or director of the Company or its subsidiaries (e.g., your compensation arrangement with the Company or its subsidiaries); or

•	The interest arises solely from the ownership of securities of the Company and neither you nor any close member of your family receives any extra or special benefit not shared on a pro rata basis.

A.

Transactions: Exhibit B lists all transactions between the Company and the recipient of this Questionnaire of which the Company is currently aware. Please review Exhibit B carefully and confirm that it includes any transaction arrangement or relationship (including any indebtedness or guarantee of indebtedness), since the beginning of the Company’s preceding three fiscal years, or any currently proposed transaction, or series of similar transactions, to which the Company was or is to be a participant with the above persons.

Is Exhibit B correct and complete?

ANSWER:            COMPLETE/CORRECT   ☐    INCOMPLETE/INCORRECT  ☐

If “INCOMPLETE/INCORRECT,” please indicate any additions or corrections in Exhibit B or attach a separate sheet to this Questionnaire.

B.	Loans:

(a)	If you or

(i)	any member of your immediate family, the Company or its subsidiaries of which you are (or have been) an officer or partner or, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; or

(ii)	any trust or other estate in which you have (or had) a substantial beneficial interest or as to which you serve as a trustee or in a similar capacity, is, or has been during any of the Company’s preceding three fiscal years, indebted to the Company or any of its subsidiaries, or to any pension, retirement, savings or similar plan provided by the Company or any of their subsidiaries, or is or has been a guarantor for the Company or any of its subsidiaries, describe the transaction and provide the following information:

Nature of the indebtedness and of the transaction in which it was incurred

Amount of indebtedness outstanding as of the end of the Company’s last fiscal year.

Maximum amount of indebtedness outstanding during the Company’s last three fiscal years.

Amount of indebtedness outstanding as of the date of this Questionnaire

Rate of interest

If such indebtedness was incurred by any person or entity other than you, the name of the person and the nature of the relationship by reason of which such indebtedness is required to be described.

C.	Personal loans: Please describe below any other extension of credit to you or any related person in the form of a personal loan arranged by the Company, directly or indirectly, including through any subsidiary during the Company’s preceding three fiscal years. If none, please check the box indicating “NONE” below:

NONE  ☐

or please describe:

D.	Employment: Are you an employee or a service provider of (i) the Company, (ii) an affiliate of the Company or (iii) an interested party of the Company?

ANSWER:            YES  ☐             NO  ☐

If “YES” please provide a detailed description of the terms of such engagement.

PART V - LEGAL PROCEEDINGS

A.	Legal Proceedings of Directors, Officers and Their Affiliates:

We will assume that the following statements are TRUE with respect to the past ten years, unless contrary advice is given below:

(a)	no petition under the bankruptcy laws or any insolvency laws of any jurisdiction has been filed by or against you, and no receiver, fiscal agent or similar officer has been appointed by a court for your business or property, or any partnership in which you were a general partner at or within the previous two years, or any corporation or business association of which you were an officer at or within the previous two years;

(b)	you have not been convicted in a criminal proceeding nor were you a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c)	you have not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining you from, or otherwise limiting you in the following:

(i)	acting as a futures commission merchant, introducing broker, commodity trading adviser, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”), or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	engaging in any type of business practice; or

(iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal, state or foreign securities laws or federal commodities laws;

(d)	you have never been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days your right to engage in any activity described in (c) (i), above, or to be associated with persons engaged in any such activity;

(e)	you have not been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities laws where the judgment in such a civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; and

(f)	you have not been found by a court of competent jurisdiction in a civil action or by the CFTC to have violated any federal commodities law and the judgment in such civil action or finding by the CFTC has not been subsequently reversed, suspended or vacated.

(g)	you have not been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding (not including a settlement of a civil proceeding among private litigants) , not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	any Federal or State securities or commodities law or regulation;

(ii)	any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; and

(h)	you have not been the subject of, or party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

The above statements are:

ANSWER:            TRUE  ☐             NOT TRUE  ☐

If “NOT TRUE,” provide detailed information regarding the circumstances that render such statements untrue:

B.	Certain Legal Proceedings: Have you been involved in any inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings (a) initiated, conducted or being conducted by any federal or state regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, the CFTC, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); (b) in which claims were asserted under federal and/or state securities, tax or bankruptcy laws; or (c) in which claims were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000? This question is required by NASDAQ and is not limited as to time.

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

C.	Other Legal Proceedings of Directors, Officers and Their Affiliates:

Please indicate whether there are any other legal proceedings, consent decrees, settlements or suits (civil or criminal), pending or threatened, that are not covered by the foregoing question (whether due to the date on which they occurred or the subject matter thereof), but are so material to an evaluation of your ability or integrity to act as a director or officer that they should nonetheless be disclosed to investors:

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

D.	Litigation Against the Company and Its Subsidiaries:

Are you or any of your associates a party adverse to the Company or any of its subsidiaries, or do you or any of your associates have an interest adverse to the Company or any of its subsidiaries in any legal proceedings?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

E.	Legal Proceedings; Investigations:

Do you know of any legal, regulatory or administrative proceeding brought or contemplated by any governmental authority (including, but not limited to, antitrust, price-fixing, tax, environmental, copyright or patent litigation) to which the Company or any subsidiary is or may be a party or of which the property of the Company or any subsidiary is subject? If your answer is “YES,” please give the details below.

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

PART VI - AUDIT COMMITTEE QUALIFICATION

The questions in this section relate to your potential qualification as a financial expert.

This information shall be taken into consideration upon your election to the office of Director of the Company and further nomination to the Audit Committee under the Board of Directors of the Company.

A.	Audit Committee Qualification:

1.	Other than in your capacity as a member of the board of directors, the audit committee or any other board committee, have you or any of your family members accepted, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries?

Note: For the purposes of this question, “family members” include your spouse, a minor child or stepchild or a child or stepchild sharing your home. Indirect acceptance of compensation includes compensation paid to any entity in which you are a partner, member, managing director, executive officer or similar position (but not including entities in which you are only a limited partner, non-managing member or similar position and in which you have no active role in providing services to such entity) and which provides accounting, consulting, legal, investment banking or other financial advisory services to the Company or any of its subsidiaries.

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

2.	Do you serve on the audit committees of any other public companies?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please specify:

3.	Have you participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please specify:

4.	Can you read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement?

ANSWER:            YES  ☐             NO  ☐

5.	For purposes of determining that you are financially literate and are able to read and understand fundamental financial statements, describe your financial and accounting background and other relevant experience, including business experience, formal education and degrees and professional licenses or certifications (including being a certified public accountant, or the equivalent, in good standing), in particular whether you are or have ever been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities (including principal accounting officer, controller, public accountant or auditor):

Please provide any supporting information. Your supporting information can take the form of a separate written submission.

Note: When answering the above, please mention any of the following, if relevant:

•	Whether you have attended formal courses related to financial or accounting matters and whether you have an advanced degree in these areas;

•	Whether you have taught any courses or published any books or articles relating to financial or accounting matters;

•	Whether you have invested in an enterprise that required you to analyze or interpret financial statements;

•	Whether you regularly read publications relating to financial or accounting matters; and

•	Whether you engage, or have you engaged, in any other activities that relate to financial accounting matters.

B.	Audit Committee Financial Expert Qualification:

1.	Do you have an understanding of generally accepted accounting principles and financial statements?

ANSWER:            YES  ☐             NO  ☐

2.	Do you have the ability to assess the application of generally accepted accounting principles in connection with the accounting for estimates, accruals, and reserves?

ANSWER:            YES  ☐             NO  ☐

3.	Do you have any experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising one or more persons engaged in such activities?

ANSWER:            YES  ☐             NO  ☐

4.	Do you have an understanding of or experience with internal controls and procedures for financial reporting?

ANSWER:            YES  ☐             NO  ☐

5.	Do you have an understanding of audit committee functions?

ANSWER:            YES  ☐             NO  ☐

If you have answered “YES” to any of the above questions, please provide supporting information together with this Questionnaire indicating the basis for your response. Your supporting information can take the form of a separate written submission and should indicate your acquisition of such skills through:

•	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

•	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

•	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

•	other relevant experience.

6.	To the extent not covered by the questions above, please provide a description of any of your other relevant qualifications or experience that would assist the Company in evaluating your ability to understand and evaluate the Company’s financial statements and its other financial information and to make knowledgeable and thorough inquiries whether (i) the Company’s financial statements “fairly present” its financial condition, results of operations and cash flows in accordance with generally accepted accounting principles and (ii) the Company’s financial statements and other financial information, taken together, “fairly present” the Company’s financial condition, results of operations and cash flow.

PART VII - INDEPENDENCE OF DIRECTORS UNDER NASDAQ RULES

(ONLY DIRECTORS SHOULD RESPOND TO THIS SECTION)

The questions in this section relate to your qualification as an independent director under the rules of NASDAQ, which require that a majority of the board of directors of the Company must be “independent” as defined under NASDAQ rules.

1.	Have you been employed by the Company, or by any parent or subsidiary of the Company, within the last three years, including services as an “interim” officer?

Note: For the purposes of this section, a parent or subsidiary is an entity the Company controls and consolidates with its financial statements as filed with the SEC.

ANSWER:            YES  ☐             NO  ☐

2.	Are you a family member of any individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer?

Note: For the purposes of this section, “family members” include your spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in your home.

ANSWER:            YES  ☐             NO  ☐

3.	Have you accepted, or do you have a family member who has accepted, any compensation from the Company or parent or subsidiary of the Company in excess of $120,000 during any period of twelve consecutive months within the last three years?

Note: For the purpose of this question, “compensation” does not include (i) compensation for board or board committee service, (ii) compensation paid to a family member who is a non-executive employee of the Company or a parent or subsidiary of the Company, or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

ANSWER:            YES  ☐             NO  ☐

4.	Are you or any of your family members a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is greater, in the Company’s current fiscal year or any of its past three fiscal years?

Note: For the purpose of this question, “payments” does not include (i) payments arising solely from investments in the Company’s securities or (ii) payments under nondiscretionary charitable contribution matching programs.

ANSWER:            YES  ☐             NO  ☐

5.	Are you, or do you have a family member who is, a current partner of the Company’s outside auditor, or were you, or do you have a family member who was, a partner or employee of the Company’s outside auditors who worked on the Company’s audit at any time during the past three years?

ANSWER:            YES  ☐             NO  ☐

If you have responded “YES” to any of the above questions, please describe in detail the circumstances surrounding your response:

6.	Have you, or any of your immediate family members, been employed within the past three years as an executive officer by any company whose compensation committee includes an executive officer of the Company?

ANSWER:            YES  ☐             NO  ☐

7.	Please list and describe below:

(a)	Any existing or proposed relationships, however slight or remote, not already described above that you or a family member has with the Company or its affiliates, either directly or indirectly, including, but not limited to, as a director, shareholder, partner or officer of an organization that has a relationship with the Company;

(b)	Any existing or proposed relationships between the Company and you, and any relationships between the Company and any business, nonprofit or other entity in which you are a partner, manager, director, trustee, officer, or significant stockholder or investor, or in which you have any significant financial interest; and

(c)	Any additional information that would be relevant, appropriate, or helpful for the Company’s board of directors to consider when evaluating your ability to exercise independent judgment and when determining whether you qualify as “independent” within the meaning of that term under the NASDAQ rules.

Please include the names of all relevant organizations and the dates of your or your family members’ relationship.

Note: A relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships. Please include for this purpose any passive investments in any privately-held or publicly traded companies with which you know the Company or its subsidiaries has any business or other dealings.

PART VIII - CORRUPT PRACTICES

Note: For the purposes of this Part VIII, “Government Official” means an officer or employee of a government or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof. In addition, Government Official shall also mean (i) officers, employees, representatives or agents of foreign government-controlled enterprises and (ii) any officers, employees, representatives or agents of such companies which are: (a) managed by, (b) receiving funding from, or (c) doing business with another company receiving funding from a sovereign wealth fund if such fund is government-controlled or if the government effectively controls the company.

Have you become aware or do you have any reason to believe that in the last five years the Company or any of its officers, directors, employees, agents, or business partners or any of its stockholders acting on behalf of the Company ever directly or indirectly:

(a)	offered, promised to pay, or authorized the payment of anything of value to any Government Official, or to any relative of a Government Official, or to any person or entity knowing that all or some portion of the thing of value would be offered, given, or promised to a Government Official for the purpose of (1) influencing any act, decision, or failure to act by a Government Official in his or her official capacity; (2) inducing such Government Official to do or omit to do any act in violation of the lawful duty of such official; (3) securing any improper advantage; or (4) inducing such Government Official to use his or her influence with the government or any agency or instrumentality to affect any act or decision of the government, agency or instrumentality or to secure an improper advantage, in order to obtain, retain, or direct business or to receive favorable treatment with regard to business?

ANSWER:            YES  ☐             NO  ☐

(b)	created or maintained any bank accounts, funds, or pools of funds not fully and accurately reflected on the corporate books of account or as to which the receipts and disbursements therefrom have not been fully and accurately reflected on such books?

ANSWER:            YES  ☐             NO  ☐

(c)	created, maintained, or received any receipts or disbursements, the actual nature of which has been disguised or intentionally misrecorded on the corporate books of account?

ANSWER:            YES  ☐             NO  ☐

(d)	paid any fees or expenses to business partners, consultants, or commercial agents which exceed the reasonable value of the goods received or services purported to have been rendered?

ANSWER:            YES  ☐             NO  ☐

(e)	made any payments or reimbursements to personnel at the Company or any of its affiliates for the purpose of enabling them to expend time or make contributions or payments of the kind or for the purposes referred to in subparts (a) through (d)?

ANSWER:            YES  ☐             NO  ☐

(f)	failed to devise, implement or maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized and assets accounted for?

ANSWER:            YES  ☐             NO  ☐

(g)	failed to conduct meaningful due diligence on third-party agents, consultants, and vendors despite the existence of certain red flags suggesting a heightened risk of corrupt behavior?

ANSWER:            YES  ☐             NO  ☐

(h)	failed to investigate or respond appropriately to allegations of corrupt payments?

ANSWER:            YES  ☐             NO  ☐

(i)	knowingly structured transactions to avoid internal controls or otherwise circumvented or impeded the functioning of internal controls?

ANSWER:            YES  ☐             NO  ☐

PART IX - FINRA QUESTIONS

(Footnotes located at the end of this section)

a.	Indicate below whether you have any information pertaining to underwriting compensation and arrangements or items of value(1) received or to be received by any “underwriter or related person”(2) or any dealings between any “underwriter or related person,”(2) “member”(3) of the Financial Industry Regulatory Authority (“FINRA”), person “associated with a member” or “associated person of a member”(4) on the one hand and the Issuer (5) on the other hand, other than information relating to the proposed public offering by the Company of the Company’s shares.

I know of no such information:	☐

I know of such information:	☐

Description:

b.	State below whether you are an “underwriter or related person,”(2) a “member”(3) of FINRA, a “person associated with a member” or “associated person of a member,”(4) or whether you have any association or other affiliation through share ownership or otherwise with a member of the FINRA. If you are the general partner of a limited partnership, state whether any of the limited partners of the limited partnership are any of the entities listed in the preceding sentence.

YES  ☐                                             NO  ☐

If your answer to subsection (b) above is “No,” you need not respond to c., d., e., f. and g. below.

c.	Please provide the following information with regard to FINRA association or affiliation disclosed above:

i. Identity of FINRA Member(s) :

ii. Description of association or affiliation with such FINRA Members(s):

iii.     Are any of FINRA Members named above participating in any capacity in this public offering? If yes, describe participation:

iv.        Provide the information requested below with respect to the equity securities or debt securities of the Company that you own.(6)

Number of equity securities of face value of debt securities owned	Date Acquired	Price Paid for Securities

d.	Set forth below information as to all purchases and acquisitions (including contracts for purchase or acquisition) of securities of the Company or any subsidiary thereof by you in the past 180 days prior to the filing date, as well as to proposed purchases and acquisitions that are to be consummated in whole or in part within the next 180 days:

Seller or Prospective Seller	Amount and Nature of Securities	Price or Other Consideration	Date

e.	Set forth below information as to all sales and dispositions (including contracts to sell or to dispose) of securities of the Company or its subsidiaries by you in the 180 days prior to the filing date to any “member”(3) of FINRA, any “person associated with a member” or “associated person of a member”(4) or any “underwriter or related person”(2) with respect to the proposed public offering, as well as to all proposed sales and dispositions by you that are to be consummated in whole or in part within the next 180 days:

f.	If you have had, or are to have, any transactions of the character referred to in either d. or e. above, describe briefly the relationship, affiliation or association of both you and, if known, the other party or parties to any such transaction with any underwriter or other person “in the stream of distribution” with respect to the proposed offering. In any case, where the purchaser (whether you or any such party) is known by you to be a member of a private investment group, such as a hedge fund or other group of purchasers, furnish, if known, the names of all persons comprising the “group” and their association with or relationship to any broker-dealer.

Description:

g.	If you or any of your associates has had a material relationship(7) with or with any other investment firm or underwriting organization that might participate in the underwriting of the securities proposed to be registered by the issuer, please specify the names of the parties, their relationship to you and the nature of the relationship:

Description:

FOOTNOTES

*	Does not include purchases made through an employee benefit plan.

(1)	“item of value” includes, but is not limited to, any:

(i)	Financial consulting and advisory fees, whether in the form of cash, securities, or any other item of value;

(ii)	Common or preferred stock, options, warrants, and other equity securities, including debt securities convertible to or exchangeable for equity securities, received:

(a)	for acting as private placement agent for the issuer;

(b)	for providing or arranging a loan, credit facility, merger or acquisition services, or any other service for the issuer;

(c)	as an investment in a private placement made by the issuer; or

(d)	at the time of the public offering;

(iii)	Any right of first refusal provided to any participating member to underwrite or participate in future public offerings, private placements or other financings, which will have a compensation value of 1% of the offering proceeds or that dollar amount contractually agreed to by the issuer and underwriter to waive or terminate the right of first refusal;

(iv)	Compensation to be received by the underwriter and related persons or by any person nominated by the underwriter as an advisor to the issuer’s board of directors in excess of that received by other members of the board of directors; and

(v)	Commissions, expense reimbursements, or other compensation to be received by the underwriter and related persons as a result of the exercise or conversion, within twelve months following the effective date of the offering, of warrants, options, convertible securities, or similar securities distributed as part of the public offering.

(2)	The term “underwriter or related persons” includes, with respect to a proposed offering, underwriters, underwriters’ counsel, financial consultants and advisors, finders, members of the selling or distribution group, any “member” participating in the public offering and any and all other persons associated with or related to, and members of the Immediate Family of, any such persons. “Immediate Family” means parents, mother-in-law, father-inlaw, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children, or any person who is supported directly or indirectly, to a material extent, by an employee of or person associated with a member.

(3)	FINRA defines a “member” as being any individual, partnership, corporation or other legal entity that is a broker or dealer admitted to membership in FINRA.

(4)	FINRA defines a “person associated with a member” or “associated person of a member” as being every sole proprietor, general or limited partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether any such person is registered or exempt from registration with FINRA. Thus, “person associated with a member” or “associated person of a member” includes a sole proprietor, general or limited partner, officer, director or branch manager of an organization of any kind (whether a corporation, partnership or other business entity) that itself is either a “member” or a “person associated with a member” or “associated person of a member.” In addition, an organization of any kind is a “person associated with a member” or “associated person of a member” if its sole proprietor or any one of its general limited partners, officers, directors or branch managers is a “member,” “person associated with a member” or “associated person of a member.”

(5)	The term “Issuer” means the Company, any selling securityholder, any affiliate of the Company or any selling securityholder, and the officers, directors, general partners, employees and securityholders thereof.

(6)	You “own” a security if you directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, have or share a direct or indirect pecuniary interest in the security. You have a pecuniary interest in a security if you have the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in such security. You may have an indirect pecuniary interest in a security and should include such security in your ownership disclosure if (a) such security is held by a member of your Immediate Family sharing the same household or (b) you have an interest in a trust holding such security. If you are a partner of a general or limited partnership holding a security, you should include your proportionate interest in such security in your ownership disclosure.

(7)	The term “material relationship” has not been defined by the Securities Exchange Commission. However, the Commission likely will construe as a “material relationship” any relationship which tends to prevent arm’s-length bargaining in dealing with a company, whether arising from a close business connection or family relationship, a relationship of control or otherwise. You should conclude that you have a relationship, for example, with any organization of which you own, directly or indirectly, 10% or more of the outstanding voting stock, or in which you have some other substantial interest, and with any person or organization with whom you have, or with whom any relative or spouse (or any other person or organization as to which you have any of the foregoing other relationships) has, a contractual relationship.

PART X - INSURANCE; INDEMNIFICATION

A.	Do you have knowledge or information of any contract or agreement, other than those evidenced by Cyprus law, the memorandum and articles of association of the Company, under which you are, or to your knowledge any controlling person, director or officer of he Company is, insured or indemnified in any manner against any liability which you or such person may incur in your capacity as a director or officer of the Company?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe such contract or arrangement:

B.	Do you have knowledge or information of any fact, circumstance, situation or transaction which may give rise to a claim under the Company’s directors’ and officer’s’ liability insurance policy?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

C.	Other than pursuant to a statutory provision or provision of the Company’s charter or bylaws, do you know of any arrangement in which you are insured or indemnified in any manner against liability that you may incur in your capacity as such?

ANSWER:            YES  ☐             NO  ☐

If “YES,” please describe:

SIGNATURE AND UNDERTAKING

I understand that this information is furnished to the Company for use in connection with the screening for compliance with Regulation 95 of the Articles of association of the Company of all candidacies to be nominated by the Company’s shareholders to be eligible for appointment (re-appointment) at the Annual General Meeting of the Company and the information to be provided to NASDAQ and FINRA. I will promptly notify Mr. Philios Yiangou, the Deputy CEO of the Company, of any changes in such information which may occur subsequent hereto and prior to the date of the Annual General Meeting of the Company.

I confirm that the foregoing statements are correct to the best of my knowledge and belief.

Signature

Print Name

Date

Exhibit A

Biography

Exhibit B

Transactions with the Company